UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





# FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005    Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2005

## Contents

**Mitchell & Titus, LLP**

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

# Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2005 and 2004, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2005, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, and the net assets of the Master Trust at December 31, 2005 and 2004, and the changes in its net assets and trust balances for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 16, 2006

## Lockheed Martin Corporation Salaried Savings Plan (017)

## Statements of Net Assets Available for Benefits

December 31, 2005

| | ESOP Fund | 401(h) Trust | Participant-Directed Investments | Total |
|---|---|---|---|---|
| | *(In thousands)* | | | |
| **Assets** | | | | |
| Investments: | | | | |
| Interest in Master Trust | $ 3,059,980 | $ - | $ 12,215,122 | $ 15,275,102 |
| Participant loans | - | - | 219,821 | 219,821 |
| Net assets held in 401(h) account | - | 252,518 | - | 252,518 |
| Contributions receivable: | | | | |
| Employees | - | - | 26,550 | 26,550 |
| Lockheed Martin Corporation | 9,142 | - | - | 9,142 |
| Total assets | 3,069,122 | 252,518 | 12,461,493 | 15,783,133 |
| **Liabilities** | | | | |
| Administrative expenses payable | - | - | 854 | 854 |
| Amounts related to obligation of 401(h) account | - | 252,518 | - | 252,518 |
| Total liabilities | - | 252,518 | 854 | 253,372 |
| Net assets available for benefits | $ 3,069,122 | $ - | $ 12,460,639 | $ 15,529,761 |

*See accompanying Notes to Financial Statements.*

# Lockheed Martin Corporation Salaried Savings Plan (017)

## Statements of Net Assets Available for Benefits (continued)

December 31, 2004

| | ESOP Fund | 401(h) Trust | Participant-Directed Investments | Total |
|---|---|---|---|---|
| | | *(In thousands)* | | |
| Assets | | | | |
| Investments: | | | | |
| Interest in Master Trust | $ 2,585,391 | $ - | $ 11,384,530 | $ 13,969,921 |
| Participant loans | - | - | 216,093 | 216,093 |
| Net assets held in 401(h) account | - | 232,652 | - | 232,652 |
| Contributions receivable: | | | | |
| Employees | - | - | 24,085 | 24,085 |
| Lockheed Martin Corporation | 8,541 | - | - | 8,541 |
| Transfer receivable | - | - | 143 | 143 |
| Total assets | 2,593,932 | 232,652 | 11,624,851 | 14,451,435 |
| Liabilities | | | | |
| Administrative expenses payable | - | - | 2,474 | 2,474 |
| Amounts related to obligation of 401(h) account | - | 232,652 | - | 232,652 |
| Total liabilities | - | 232,652 | 2,474 | 235,126 |
| Net assets available for benefits | $ 2,593,932 | $ - | $ 11,622,377 | $ 14,216,309 |

*See accompanying Notes to Financial Statements.*

## Lockheed Martin Corporation Salaried Savings Plan (017)

## Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

| | ESOP Fund | Participant-Directed Investments | Total |
|---|---|---|---|
| | | *(In thousands)* | |
| Net assets available for benefits at beginning of year | $ 2,593,932 | $ 11,622,377 | $ 14,216,309 |
| Additions to net assets: | | | |
| Contributions: | | | |
| Employees | 38,858 | 679,007 | 717,865 |
| Lockheed Martin Corporation | 234,273 | 9 | 234,282 |
| Total contributions | 273,131 | 679,016 | 952,147 |
| Net investment gain from the Master Trust | 429,977 | 763,655 | 1,193,632 |
| Total additions | 703,108 | 1,442,671 | 2,145,779 |
| Deductions from net assets: | | | |
| Distributions and withdrawals | 224,615 | 596,566 | 821,181 |
| Administrative expenses | 3,303 | 11,123 | 14,426 |
| Total deductions | 227,918 | 607,689 | 835,607 |
| Change in net assets | 475,190 | 834,982 | 1,310,172 |
| Net transfers from other plans | - | 3,280 | 3,280 |
| Net assets available for benefits at end of year | $ 3,069,122 | $ 12,460,639 | $ 15,529,761 |

*See accompanying Notes to Financial Statements.*

**1. Accounting Policies**

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan principally are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro-rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions. Investments in cash equivalents are stated at cost, which approximates fair value. The 401(h) account investments are comprised of a diversified portfolio of marketable securities, which are stated at the latest reported bid price on the last business day of the year.

The Plan includes an Employee Stock Ownership Plan. Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Common Stock Fund (Lockheed Martin Stock Fund) may be retained in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to participants, the Corporation's stock must be held under the ESOP Fund or the Lockheed Martin Stock Fund on the record date for the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid.

**1. Accounting Policies (continued)**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

**2. Description of the Plan**

**General**

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

Effective October 4, 2004, the Orincon Corporation International 401(k) Profit Sharing Plan merged into the Plan, and related assets of approximately $19.3 million were transferred into the Plan

**Contributions**

Eligible employees may enroll in the Plan on the date of hire. Employees may make before-tax contributions of up to 16% of the employee's base salary or a combination of before-tax and after-tax contributions of up to 17%. Based on the participating units, the Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. Some business units do not have any company match. All participants are 100% vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund. Participants may not transfer company-matching contributions out of the ESOP Fund before they reach age 55.

Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

## 2. Description of the Plan (continued)

### Contributions (continued)

The Plan permits for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

In April 2005, plan assets in the amount of $3,451,000 related to certain employees of Lockheed Martin's Missiles and Fire Control operations were transferred from another savings plan of the Corporation to the Plan. Other transfers made during the year were not material.

### Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses, of the individual funds in which the account is invested.

### Participant Loans

Each participant may borrow from their funds account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest is paid ratably through monthly payroll deductions.

### Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive his or her accounts through a number of payout options. A participant is entitled to the vested interest in his or her account at the time their employment with the company ends.

### Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

**2. Description of the Plan (continued)**

**ESOP Feature**

Assets of the Employee Stock Ownership Plan (the ESOP) feature of the Plan are held pursuant to the Trust Agreement effective as of March 27, 1989, between the Corporation and U.S. Trust Company (U.S. Trust), as the Trustee. On April 4, 1989, U.S. Trust purchased 34,599,874 shares of the Corporation's common stock from the Corporation for $500 million. U.S. Trust borrowed the purchase price for such shares (the ESOP loan), and repaid the amount borrowed with accrued interest over a period of 15 years, during which time the purchased shares were allocated to the accounts of participants in the Plan eligible to participate in the ESOP feature. The final quarterly installment related to the ESOP loan was made in April 2004, subsequent to which the remaining shares were allocated to participants. There were 46,089,076 shares and 46,243,080 shares in the ESOP Fund as of December 31, 2005. and 2004, respectively.

Each month, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock in the open market.

**401(h) Arrangement**

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of postretirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with IRC Section 401(h), the Plan's investment in the 401(h) account may not be used for, or diverted to, any purpose other than providing health and welfare benefits for retirees and participants. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually and are at the discretion of the Corporation. The assets of the 401(h) account are held by The Northern Trust Company.

**3. Income Tax Status**

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Revenue Code (the Code) Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

**4. Master Trust**

The Plan's interest in the Master Trust's net assets as of December 31, 2005 and 2004 was 89.09% and 88.80%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

**5. Reconciliation to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31 | |
|---|---|---|
| | **2005** | **2004** |
| | *(In thousands)* | |
| Net assets available for benefits per the financial statements | **$ 15,529,761** | $ 14,216,309 |
| Add: Net assets held in 401(h) account per Form 5500 | **252,518** | 232,652 |
| Net assets available for benefits per the Form 5500 | **$ 15,782,279** | $ 14,448,961 |

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500 but can only be used to pay retiree medical benefits.

**5. Reconciliation to Form 5500 (continued)**

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

| | Year ended December 31, 2005 | | |
|---|---|---|---|
| | **Amounts per Financial Statements** | **401(h) Account** | **Amounts per Form 5500** |
| | | *(In thousands)* | |
| Interest and dividend income | - | $ 20,205 | $ 20,205 |
| Net realized and unrealized (loss) | - | $ (340) | $ (340) |

| | **Amounts per Financial Statements** | **Admininstrative Expenses** | **Amounts per Form 5500** |
|---|---|---|---|
| | | *(In thousands)* | |
| Interest in net investment gain in Master Trust | $1,193,632 | $ (14,426) | $1,179,196 |
| Administrative expenses | $ (14,426) | $ 14,426 | - |

# Supplemental Schedule

# Lockheed Martin Corporation Salaried Savings Plan (017)

## Employer Identification Number 52-1893632

## Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| | | *(In thousands)* | |
| 401(h) Trust** | | | |
| *U.S. Government Securities* | | | |
| FHLMC Gold G1-1344 6% 10-01-2017 | 918,116 | 960 | 937 |
| FHLMC Multiclass Ser T-51 CL 2A 7.5% 08-25-2042 | 917,813 | 1,010 | 949 |
| FHLMC Multiclass Ser 2541 CL MD 6% 03-15-2032 | 830,181 | 839 | 851 |
| FHLMC Multiclass Ser T-54 Class 3A 7% 02-25-2043 | 318,646 | 343 | 333 |
| FHLMC Pool # B1-3120 6.5% 06-01-2016 | 1,084,345 | 1,153 | 1,114 |
| FHLMC Pool # C9-0524 6.5% 02-01-2022 | 1,166,171 | 1,211 | 1,204 |
| FHLMC Pool # G1-1045 7.5% 10-01-2012 | 657,140 | 698 | 690 |
| FHLMC Pool # G1-1184 5.5% 09-01-2016 | 1,188,969 | 1,221 | 1,197 |
| FHLMC Pool # G1-1433 6% 09-01-2017 | 749,445 | 780 | 765 |
| FHLMC Pool # G1-1434 6.5% 01-01-2018 | 728,431 | 767 | 749 |
| FHLMC Pool # G1-1673 6.5% 01-01-2020 | 898,463 | 934 | 917 |
| FHLMC Pool # G11399 5.5% 04-01-2018 | 508,113 | 518 | 512 |
| FHLMC Pool # G11431 6% 02-01-2018 | 821,140 | 849 | 838 |
| FNMA Pool # 545059 6.241% 05-01-2011 | 206,344 | 230 | 216 |
| FNMA Pool # 545179 6.467% 09-01-2011 | 182,282 | 197 | 192 |
| FNMA Pool # 545209 6.33% 10-01-2011 | 253,508 | 281 | 265 |
| FNMA Pool # 545210 6.128% Due 10-01-2011 Reg | 353,173 | 386 | 367 |
| FNMA Pool # 725135 6% 05-01-2018 | 696,074 | 731 | 712 |
| FNMA Pool # 725194 6% 12-01-2018 | 398,773 | 419 | 408 |
| FNMA Pool # 725510 6.5% 07-01-2017 | 833,546 | 879 | 858 |
| FNMA Pool # 725879 6% 08-01-2019 BEO | 632,676 | 664 | 647 |
| FNMA Pool # 735857 6.5% 06-01-2033 BEO | 1,853,362 | 1,916 | 1,905 |
| FNMA Remic Ser 2003-W17 9.73988% 08-25-2032 | 406,236 | 464 | 442 |
| Small Business Admin Gtd Dev Partn 5.31% 08-01-2022 | 404,500 | 416 | 410 |
| Small Business Admin Gtd Dev Partn 5.24% 08-01-2023 | 505,805 | 506 | 511 |
| Small Business Admin Gtd Dev Partn 5.13% 09-01-2023 | 399,109 | 399 | 401 |
| US Treas Notes 3.125% Due 01-31-2007 | 5,310,000 | 5,242 | 5,236 |
| US Treas Notes 3.125% Due 05-15-2007 | 2,000,000 | 1,975 | 1,965 |
| US Treas Notes 3.5% Due 08-15-2009 | 4,450,000 | 4,350 | 4,321 |
| US Treas Notes 3.125% Due 04-15-2009 | 3,050,000 | 2,938 | 2,934 |
| US Treas Notes 3.125% Due 10-15-2008 | 1,600,000 | 2,455 | 2,467 |
| US Treas Notes 3.5% Due 11-15-2006 | 2,550,000 | 1,631 | 1,587 |
| US Treas Notes 6.125% Due 08-15-2007 | 1,175,000 | 1,271 | 1,206 |
| *Total U. S. Government Securities* | | 38,633 | 38,106 |

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| | | (In thousands) | |
| *Corporate Debt Instruments Other* | | | |
| Amerada Hess Corp Note 7.875% Due 10-01-2029 | 200,000 | $ 221 | $ 242 |
| AOL Time Warner Inc 7.7% Due 05-01-2032 | 125,000 | 152 | 141 |
| AOL Time Warner Inc 7.625% Due 04-15-2031 | 800,000 | 881 | 891 |
| Boston Properties Ltd Partnership Note 5.625% Due 04-15-2015 | 250,000 | 244 | 253 |
| Boston Properties Ltd Partnership Note 6.25% Due 01-15-2013 | 275,000 | 291 | 288 |
| Cardinal Health Inc Note 5.85% Due 12-15-2017 | 275,000 | 275 | 280 |
| CIGNA Corp Note 6.375% Due 10-15-2011 | 150,000 | 159 | 159 |
| CIGNA Corp Note 7.875% Debt Due 05-15-2027 | 325,000 | 349 | 398 |
| CMO FNMA Preassign 00059 6.5% Due 02-25-2034 | 504,255 | 518 | 516 |
| COMCAST Corp New Note 5.85% Due 11-15-2015 | 200,000 | 200 | 203 |
| COMCAST Corp New Note 5.3% Due 01-15-2014 | 350,000 | 346 | 343 |
| COX Communications Inc New Note 5.45% Due 12-15-2014 | 525,000 | 528 | 512 |
| Electric Data Systems Corp. Note Series B 6.5% Due 08-01-2013 | 225,000 | 214 | 231 |
| EOP Oper Ltd Partnership Note 4.75% Due 03-15-2014 | 350,000 | 341 | 331 |
| EOP Oper Ltd Partnership Note 6.75% Due 02-15-2012 | 450,000 | 486 | 478 |
| Ford Mtr Credit Co Note 7.25% Due 10-25-2011 | 100,000 | 107 | 86 |
| Ford Mtr Credit Co Note 7.375% Due 10-28-2009 | 950,000 | 988 | 843 |
| Gen Mtrs Accep Corp Note 6.875% Due 9-15-2011 | 1,000,000 | 1,012 | 912 |
| HCA INC 6.25% Due 02-15-2013/02-14-2013 | 175,000 | 172 | 175 |
| HCA-Healthcare Co 7.875 % Due 02-01-2011 | 200,000 | 211 | 215 |
| Health Net Inc Series Note 8.375% Due 04-15-2011 | 225,000 | 271 | 262 |
| International Paper Co Notes 5.25% Due 04-01-2016 | 275,000 | 267 | 261 |
| May Dept Stores Co Debt 7.45% Due 10-15-2016 | 350,000 | 388 | 392 |
| May Dept Stores Co SR Note 6.7% Due 07-15-2034 | 125,000 | 129 | 133 |
| May Dept Stores Co 7.6% Due 06-01-2025 | 250,000 | 266 | 285 |
| Safeco Corp Series Note 7.25% Due 09-01-2012 | 165,000 | 186 | 184 |
| Travelers Property Casualty Corp Series Note 5% Due 3-15-2013 | 200,000 | 201 | 197 |
| Union Pacific Corp Series Note 4.875% Due 1/15/2015 | 200,000 | 194 | 195 |
| Union Pacific Railroad Co Pass Thru Bd 5.082% Due 1/02/2029 | 300,000 | 300 | 301 |
| Unum Corp Series Debt 6.75% Due 12-15-2028 | 110,000 | 100 | 108 |
| Unum Corp Series Debt 7.375% Due 06-15-2032 | 150,000 | 141 | 157 |
| Unum Corp Series Note 7.625% Due 03-01-2011 | 125,000 | 129 | 135 |
| *Total Corporate Debt Instruments Other* | | 10,267 | 10,107 |

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| | | *(In thousands)* | |
| *Corporate Common Stock* | | | |
| Vodafone Group PLC | 65,800 | $ 1,428 | $ 1,413 |
| Nova Chemicals Corp | 13,000 | 270 | 434 |
| Royal Dutch Shell PLC | 36,000 | 1,772 | 2,214 |
| Sanofi-Aventis | 59,200 | 2,545 | 2,599 |
| Thomson Société Anonyme | 15,500 | 386 | 325 |
| Hitachi Ltd | 10,800 | 651 | 728 |
| Honda Motor Co Ltd | 23,600 | 490 | 684 |
| Matsushita Electric Industrial Ltd | 172,700 | 2,295 | 3,347 |
| Sony Corp | 103,700 | 3,423 | 4,231 |
| AEGON Naamloze Vennootschap | 101,425 | 1,331 | 1,655 |
| Akzo Nobel Naamloze Vennootschap | 47,200 | 1,416 | 2,175 |
| Unilever Naamloze Vennootschap | 35,700 | 2,061 | 2,451 |
| Volvo Aktiebolaget | 12,100 | 401 | 570 |
| Glaxo Smithkline PLC | 38,700 | 1,635 | 1,954 |
| Rio Tinto PLC | 4,900 | 439 | 896 |
| Alcoa Inc | 15,400 | 395 | 455 |
| Amerada Hess Corp | 7,200 | 345 | 913 |
| American Power Conversion Corp | 9,700 | 151 | 213 |
| Avaya Inc | 75,100 | 676 | 801 |
| Baker Hughes Inc | 30,100 | 959 | 1,830 |
| Becton Dickinson & Co | 15,700 | 586 | 943 |
| BMC Software Inc | 35,200 | 554 | 721 |
| Bristol Myers Squibb Co | 24,000 | 627 | 552 |
| Capital One Financial | 34,800 | 1,795 | 3,007 |
| Cardinal Health Inc | 58,200 | 3,126 | 4,001 |
| Chevron Corp | 61,697 | 2,457 | 3,503 |
| Chubb Corp | 17,000 | 1,053 | 1,660 |
| Commercial Investment Trust Group Inc | 15,400 | 436 | 797 |
| Citigroup Inc | 42,700 | 2,038 | 2,072 |
| Comcast Corp New Class A Common Stock | 152,900 | 4,443 | 3,969 |
| Computer Science Corp | 36,500 | 1,478 | 1,848 |
| Compuware Corp | 86,200 | 474 | 773 |
| ConocoPhillips | 37,000 | 988 | 2,153 |
| Dillards Inc | 17,700 | 258 | 439 |
| Discovery Holding Company | 10,960 | 139 | 166 |
| Dow Chemical Co | 65,800 | 2,330 | 2,883 |
| Duke Energy Corp | 68,100 | 1,266 | 1,869 |
| Electronic Data Systems Corp | 115,200 | 2,483 | 2,769 |
| Engelhard Corp | 20,100 | 520 | 606 |
| FedEx Corp | 32,200 | 2,338 | 3,329 |
| Federated Dept Stores Inc | 19,624 | 1,362 | 1,302 |

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| | | *(In thousands)* | |
| *Corporate Common Stock (continued)* | | | |
| Firstenergy Corp | 15,000 | $ 582 | $ 735 |
| Fluor Corp New | 16,600 | 582 | 1,283 |
| Freescale Semiconductor Inc CL B | 5,863 | 51 | 148 |
| Freescale Semiconductor Inc CL A | 17,400 | 232 | 438 |
| Gap Inc | 29,100 | 554 | 513 |
| Genuine Parts Co | 32,700 | 1,018 | 1,436 |
| Genworth Financial Inc | 24,800 | 484 | 858 |
| Golden W Financial Corp | 32,100 | 1,370 | 2,119 |
| HCA Inc | 59,000 | 2,139 | 2,980 |
| Hewlett Packard Co | 193,100 | 3,922 | 5,528 |
| Interpublic Group Companies Inc | 49,600 | 543 | 479 |
| International Paper Co | 14,500 | 556 | 487 |
| JPMorgan Chase & Co | 33,524 | 1,005 | 1,331 |
| Lexmark International Inc | 4,500 | 185 | 202 |
| Liberty Media Corp New Class A Series A | 109,600 | 809 | 863 |
| Lowes Corp | 24,400 | 1,114 | 2,314 |
| Masco Corp | 35,300 | 838 | 1,066 |
| MBIA Inc | 9,300 | 471 | 559 |
| McDonalds Corp | 98,100 | 2,070 | 3,308 |
| Motorola Inc | 128,200 | 1,624 | 2,896 |
| NCR Corp | 25,400 | 354 | 862 |
| News Corp Class A | 239,700 | 3,272 | 3,727 |
| Occidental Pete Corp | 15,600 | 515 | 1,246 |
| Pfizer Inc | 139,500 | 3,550 | 3,253 |
| Pitney Bowes Inc | 20,900 | 795 | 883 |
| Rohm & Haas Co | 23,200 | 822 | 1,123 |
| Safeco Corp | 13,900 | 616 | 785 |
| Schering-Plough Corp | 85,600 | 1,448 | 1,785 |
| Schlumberger LTD | 9,500 | 632 | 923 |
| St Paul Travelers Corp | 60,500 | 2,126 | 2,703 |
| Sun Microsystems Inc | 356,200 | 1,361 | 1,492 |
| Thermo Electron Corp | 29,700 | 667 | 895 |
| Time Warner Inc | 182,900 | 3,010 | 3,190 |
| Union Pacific Corp | 40,400 | 2,451 | 3,253 |
| Unumprovident Corp | 50,300 | 685 | 1,144 |
| VF Corp | 8,700 | 332 | 481 |
| Wachovia Corp | 48,000 | 2,136 | 2,537 |
| Walmart Stores Inc | 60,400 | 2,875 | 2,827 |
| Wellpoint Health Networks Inc | 31,600 | 1,626 | 2,521 |
| Wells Fargo & Co | 20,800 | 1,094 | 1,307 |
| Whirlpool Corp | 10,200 | 667 | 854 |
| Wyeth Company | 34,300 | 1,427 | 1,580 |
| Xerox Corp | 180,200 | 1,918 | 2,640 |
| *Total Corporate Common Stock* | | 108,348 | 140,804 |

Employer Identification Number 52-1893632

## Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| | | (In thousands) | |
| *Corporate Debt Instruments Preferred* | | | |
| AEGON Naamloze Vennootschap Note 4.75% Due 06-01-2013 | 125,000 | $ 121 | $ 122 |
| American Home Prods Corp Note 6.95% Due 03-15-2011 | 250,000 | 278 | 270 |
| AT&T Corp Var Rate Due 11-15-2031 | 107,000 | 118 | 118 |
| AT&T Corp Floating Rate Due 11-15-2011 | 375,000 | 420 | 471 |
| BAC Capital Trust 6th Gty Cap 5.625% Due 03-08-2035 | 150,000 | 146 | 147 |
| Bank One Capital Third 8.75% Due 09-01-2030 | 275,000 | 351 | 370 |
| Burl Northn Santa Fe Ry Co Pass Th 5.943% 01-15-2002 | 266,231 | 273 | 280 |
| Citicorp Cap II 8.015% Due 02-15-2027 | 200,000 | 219 | 214 |
| Dow Chem Co 6% Due 10-01-2012 | 225,000 | 243 | 236 |
| Dow Chem Co 7.375% Due 11-01-2029 | 350,000 | 411 | 422 |
| Fed Express Corp 6.72% Due 01-15-2022 | 288,469 | 330 | 315 |
| General Electric Co Note 5% Due 02-01-2013 | 500,000 | 512 | 500 |
| Hewlett Packard Co 5.5% Due 07-01-2007 | 325,000 | 347 | 328 |
| Nordstrom Inc 6.95% Due 03-15-2028 | 250,000 | 286 | 275 |
| Union Pacific Railroad Co 8% Due 01-10-21 | 140,901 | 168 | 166 |
| Wyeth Wye 5.50% Due 02-01-2014 | 375,000 | 376 | 380 |
| *Total Corporate Debt Instruments Preferred* | | 4,599 | 4,614 |
| *Common Collective Trusts* | | | |
| Collective Short Term Invt Fund | 20,213,885 | 20,214 | 20,214 |
| *Total Common Collective Trusts* | | 20,214 | 20,214 |
| *Registered Investment Companies* | | | |
| Dodge & Cox International Stock Fund | 990,473 | 19,120 | 34,696 |
| *Total Registered Investment Companies* | | 19,120 | 34,696 |
| *Other* | | | |
| Equity Office Properties REIT | 69,200 | 1,922 | 2,099 |
| Equity Residential Extended Fund Facility | 17,200 | 469 | 673 |
| *Total Other* | | 2,391 | 2,772 |
| Total 401(h) | | $203,572 | $251,313 |
| Participant Loans* | Interest rates ranging from 4.0% to 10.5%; varying maturities | | $219,821 |

* Party-in-interest

** 401(h) Trust net assets include interest and dividend receivable of $780,000 and pending trades Receivable of $440,000 and payable of $14,000

*** Schedule excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| | *(In thousands)* | |
| **Assets** | | |
| Investments at quoted fair value: | | |
| Cash equivalents | **$ 1,470,017** | $ 1,259,560 |
| Common stock—Lockheed Martin Corporation | **4,349,835** | 3,913,980 |
| Mutual funds | **3,930,509** | 3,695,503 |
| Corporate debt securities | **149,274** | 153,053 |
| Common stock—other | **162,493** | 157,762 |
| U.S. Government securities | **916** | 51,060 |
| Preferred stock | **510** | 469 |
| Partnership/Joint venture | **460** | 307 |
| Other assets | **5,304** | 7,238 |
| Total investments at quoted fair value | **10,069,318** | 9,238,932 |
| Investments at estimated fair value: | | |
| Common/collective trusts | **6,690,113** | 6,142,829 |
| Total investments at estimated fair value | **6,690,113** | 6,142,829 |
| Investments at contract value: | | |
| Guaranteed investment contracts | **325,425** | 314,650 |
| Other assets: | | |
| Dividends and interest receivable | **8,680** | 4,448 |
| Other receivable | **24,463** | 2,047 |
| Total assets | **17,117,999** | 15,702,906 |
| **Liabilities** | | |
| Dividends payable | **1,254** | 289 |
| Administrative expenses payable | **1,133** | - |
| Accounts payable for securities purchased | **15** | - |
| Net assets | **$ 17,115,597** | $ 15,702,617 |

*See accompanying Notes to Financial Statements.*

# Defined Contribution Plans Master Trust

## Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2005
*(In thousands)*

| | |
|---|---|
| Net assets at beginning of year | $ 15,702,617 |
| Additions to net assets: | |
| Contributions: | |
| Employees | 836,898 |
| Lockheed Martin Corporation, net of forfeitures | 262,312 |
| Total contributions | 1,099,210 |
| Investment income: | |
| Dividends and interest | 409,265 |
| Net realized and unrealized gain | 903,461 |
| Total investment income | 1,312,726 |
| Total additions | 2,411,936 |
| Deductions from net assets: | |
| Distributions and withdrawals | 980,570 |
| Administrative expenses | 18,393 |
| Total deductions | 998,963 |
| Net transfer from other trusts | 7 |
| Net assets at end of year | $ 17,115,597 |

*See accompanying Notes to Financial Statements.*

## 1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

## 1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

| Name of Plan | Plan Number | Interest in Master Trust as of December 31, 2005 | 2004 |
|---|---|---|---|
| Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632 | 017 | 89.09% | 88.8% |
| Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632 | 018 | 4.77% | 5.02% |
| Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632 | 055 | 2.94% | 2.86% |
| Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632 | 033 | 2.35% | 2.37% |
| Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632 | 021 | 0.22% | 0.24% |
| Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632 | 019 | 0.41% | 0.45% |
| Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632 | 040 | 0.20% | 0.23% |
| Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632 | 020 | 0.01% | 0.02% |
| Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632 | 075 | 0.01% | 0.01% |
| | | 100.00% | 100.00% |

**1. Accounting Policies (continued)**

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund and the American Century Growth Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Stable Value Fund includes an investment in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (Fixed Income Fund), which provides employee benefit plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts. Each benefit plan has an undivided interest only in the investment contracts the plan has selected to invest in with the Fixed Income Fund; therefore, benefit plans have a divided interest in the Fixed Income Fund as a whole. The Fixed Income Fund is a common collective trust, which is valued at contract value, which approximates fair value as determined by the Trustee.

**1. Accounting Policies (continued)**

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. An SMA Option is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

Except for the Performance Sharing Plan for Puerto Rico Employees, each participant may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of his or her transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance

## 1. Accounting Policies (continued)

contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are generally declared semiannually. The crediting interest rates for the contracts as of December 31, 2005 and 2004 ranged from 3.27% to 3.32% and 3.21% to 3.27%, respectively. The average yield for 2005 and 2004 was 4.65% and 4.08%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Certain prior year (2004) amounts were reclassified to conform to the current year (2005) presentation.

## 2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2005 and 2004, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

**3. Investments**

The net realized and unrealized gain (loss) in fair value of investments is as follows:

| | Year ended December 31, 2005 |
|---|---|
| | *(In thousands)* |
| Investments at quoted fair value: | |
| Common stock—Lockheed Martin Corporation | $ 559,808 |
| Mutual funds | 9,998 |
| Common stock—other | (6,952) |
| Other assets | 141 |
| Preferred stock | (111) |
| Corporate debt securities | (48) |
| | 562,836 |
| Investments recorded at estimated fair value: | |
| Common collective trusts | 340,625 |
| Net realized and unrealized gain | $ 903,461 |

**4. Parties-in-Interest Transactions**

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust. Northern Trust is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan

Date September 14, 2006

John B. Dierkes

John B. Dierkes, Vice President,
Human Resources Services

**EXHIBIT INDEX**

| Exhibit Number | Description |
|---|---|
| 23 | Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm |

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

**EXHIBIT 23**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-58069, 333-113771, 333-20117, and 033-58097 on Form S-8 of Lockheed Martin Corporation of our report dated June 16, 2006, relating to the statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan and statement of net assets and trust balances of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits and changes in net assets and trust balances, respectively, for the year ended December 31, 2005, and all related schedules, which report appears in the December 31, 2005 annual report on Form 11-K of the Lockheed Martin Corporation Salaried Savings Plan.

Mitchell & Titus, LLP

Washington, DC
September 14, 2006